Pricing term sheet dated July 22, 2014

to Preliminary Prospectus Supplement dated July 22, 2014

(the “Preliminary Prospectus Supplement”)

Filed Pursuant to Rule 433

Registration No. 333-185179

Regency Energy Partners LP

Regency Energy Finance Corp.

$700,000,000 Aggregate Principal Amount of

5.00% Senior Notes due 2022

The following information supplements the Preliminary Prospectus Supplement dated July 22, 2014 related to the offering of the notes filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-185179.

Issuers:	Regency Energy Partners LP (the “Partnership”) and Regency Energy Finance Corp. (together, the “Issuers”)

Title of Securities:	5.00% Senior Notes due 2022 (the “Notes”)

Aggregate Principal Amount:	$700,000,000

Maturity Date:	October 1, 2022

Coupon:	5.00%

Issue Price:	99.158%

Yield to Maturity:	5.125%

Interest Payment Dates:	April 1 and October 1

Record Dates:	March 15 and September 15

First Interest Payment Date:	April 1, 2015

Optional Redemption:	On or after July 1, 2022, the Issuers may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of Notes redeemed plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date.

Make-Whole Redemption:	Make-whole redemption at Treasury Rate plus 50 basis points prior to July 1, 2022.

Change of Control:	101% plus accrued and unpaid interest, if any.

Joint Book-Running Managers:	Barclays Capital Inc. BBVA Securities Inc. Comerica Securities, Inc. Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC ABN AMRO Securities (USA) LLC BNP Paribas Securities Corp. Fifth Third Securities, Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc.

Senior Co-Manager:	Capital One Securities, Inc.

Trade Date:	July 22, 2014

Settlement Date:	July 25, 2014 (T+3)

Use of Proceeds:	The Issuers estimate that the net proceeds from the offering of the Notes, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $682.6 million. The Issuers intend to use the net proceeds from the offering to repay borrowings outstanding under the Partnership’s revolving credit facility and for general partnership purposes.

Distribution:	SEC Registered

CUSIP/ISIN Numbers:	CUSIP: 75886A AQ1 ISIN: US75886AAQ13

Trustee:	Wells Fargo Bank, National Association

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

The Issuers have filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Issuers and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.